Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

The following communication was distributed on Aetna’s external website:

Aetna Chairman and CEO Mark Bertolini was featured in a September 2015 profile in USA Today describing how his personal health experiences – including a near-fatal skiing accident and his son’s battle with a rare form of cancer – have shaped his views on how to run a business and transform the health care system. According to the article, “The CEO who pulled off the first major insurance company merger agreement of the summer also achieved what many executives might think impossible: He raised his company's minimum wage, announced plans to up its contribution to workers' health care and watched the stock soar by nearly 30% since January.”

"He is very innovative and very bright and compassionate because of what he has been through," says Dr. Toby Cosgrove, CEO of the Cleveland Clinic, who also calls Bertolini a “disruptive force in the insurance industry.”

Speaking about Aetna’s decision to improve wages and health benefits for thousands of employees, Bertolini says, "It doesn't feel good to me to be walking around in my suit talking to these folks while they're trying to make ends meet.”

Bertolini was profiled in July 2015 by Institutional Investor, which described him as a “Mr. Fix-it” for the broken U.S. health care system.

[Link to: http://www.usatoday.com/story/money/2015/09/07/aetna-ceo-bertolini-yoga-meditation-motorcycles-minimum-wage/29782741/]

The following article written by a third party was made available via link provided in the above communication:

Aetna CEO got summer's first merger agreement, raised minimum wage and more

Jayne O'Donnell, USA TODAY 10:15 p.m. EDT September 7, 2015

WASHINGTON — The CEO who pulled off the first major insurance company merger agreement of the summer also achieved what many executives might think impossible: He raised his company's minimum wage, announced plans to up its contribution to workers' health care and watched the stock soar by nearly 30% since January.

But Aetna's Mark Bertolini is used to defying expectations. With his permanent face stubble, he gives off a devil-may-care attitude but is coolly calculating.  And he exhibits as much tough-guy bravado as he does gentleness.

In addition to skipping some morning shaves, Bertolini eschews ties whenever possible and has been known to show up at work in leather gear popular among fellow motorcyclists. He also mourned the death of his "beautiful sweet friend" Lucky, a golden retriever, on Twitter last summer. He favors robust Italian red wine, Macallan 18-year-old whisky and Budweiser and often wears Mala beads, popular in meditation, and religious jewelry around his neck. He joined the board of directors of the National Gay & Lesbian Chamber of Commerce in 2008 before he became CEO and remains the first and only straight member.

Beating incurable cancer

For Bertolini, pulling off July's $37 billion merger with Humana was a small challenge compared with some of his personal hurdles.

After doctors told him in 2001 that his then-teenage son Eric's cancer was incurable, Bertolini practically moved into his hospital room so he could monitor his care. While one drug was able to stop internal bleeding that sent him to hospice, Eric was starving to death because he was allergic to the only fat supplements approved for use in the U.S., according to a Hartford Courant profile. Bertolini had a doctor locate a fish-based supplement in Austria, got the maker's chairman to get it for him and flew to Switzerland to bring it home. Today, he says his son is the only person to ever survive his type of cancer, gamma-delta T-cell lymphoma.

Then, three years later, Bertolini survived a ski accident so serious he was given last rites. He broke his neck in five places and lost the use of one arm.

Still, he learned to manage the pain without narcotics. Instead, he relies on cranial sacral massage, acupuncture, yoga and meditation. Some of the treatments proved so beneficial, he rolled out versions across Aetna after he took over as CEO in 2010. The company now has free yoga classes, mindfulness training and meditation rooms.

Bertolini still struggles with pain, however. Known to have a temper, he says he tries to avoid getting angry or stressed at work because it literally hurts.

“My left arm feels like it’s on fire all day long, and the only way to control it is to control my sympathetic nervous system,” he told an audience at a 2013 conference sponsored by the well-being group Wisdom 2.0. “Most people think I’m being Zen because I’m really cool, but no.”

Lest he sound more Berkeley than bottom line, Bertolini commissioned a study on the effect mindfulness training had on his workforce. Productivity was up by 62 minutes a week, which saved the company about $3,000 per employee a year, according to Aetna.

"He is very innovative and very bright and compassionate because of what he has been through," says physician Toby Cosgrove, who is CEO of the academic medical center Cleveland Clinic and a friend of Bertolini’s.

Cosgrove, whose industry is often at odds with insurers, credits Bertolini with being "a disruptive force in the insurance industry," which Cosgrove thinks it needs.

Bertolini is running the third-largest health insurance company during a period of enormous change and consolidation, much of it wrought by the 2010 health care law, the Affordable Care Act. After a flurry of deal rumors, Aetna announced on July 3 that it was buying Humana. Three weeks later, Cigna CEO David Cordani gave into Anthem's third attempt to acquire his company for $54 billion.

Both deals are expected to give the companies a greater potential for growth in the lucrative government health insurance markets for Medicare and Medicaid.

A mindful start to every day

Bertolini gets up at about 5:30 every morning to meditate, chant, do mindfulness training or yoga.

That's the kind of business behavior that attracted Huffington Post founder Arianna Huffington.  The two met four years ago, when Huffington was a guest host on CNBC's Squawk Box and invited Bertolini on as a guest. Since then, she regularly mentions his unconventional leadership approach in her speeches and has had him speak at her well-being conferences.

In doing so, Huffington says she hopes to encourage more leaders to move away from the “macho culture” where “bragging about how little sleep you get” is common. Bertolini, on the other hand, “is meticulous about recharging himself," says Huffington. "It gives him the ability to work."

A push for income equality

That’s, of course, easier to do if you aren’t worried about getting by financially. As Bertolini visited Aetna’s offices around the U.S. and stopped by workers’ offices or cubicles, he said he learned how hard their lives were. More than 80% of call center workers are women — including many single mothers, Bertolini says — and some of those he spoke to needed to use food stamps and the free government program Medicaid to cover their children’s health care.

"It doesn't feel good to me to be walking around in my suit talking to these folks while they're trying to make ends meet," says Bertolini.

Bertolini, 59, may be firmly entrenched in the 1% — he earned $15 million last year — but he has a strong interest in income inequality. About two years ago, he read the French economist Thomas Piketty's book, Capital in the 21st Century, and then got a copy for each of Aetna's senior executives. Piketty warns against growing income inequality, something Bertolini and his team took to heart.

So after considerable internal study on the likely effect, Bertolini announced in January that it would raise Aetna's minimum wage starting in April to $16 from what was often $12 an hour or less.

Starting this January, about 7,000 of Aetna's workers who have household incomes below 300% of the federal poverty limit (about $73,000 for a family of four) will have lower out-of-pocket costs for their health care, without having to pay more in premiums. Aetna estimates the move could save a worker's family as much as $4,000 a year.

At the same time, Aetna is doing well financially.  Last month,Aetna announced that its second-quarter earnings were up 33% to $731.8 million and the company raised its 2015 forecast for the third time.

Working his way up

Bertolini spent his early years in what was likely the lower 99%. The son of a part-time auto-industry pattern maker and his part-time nurse mother, he says he seldom had insurance growing up.

He worked his way through Wayne State University in Detroit in eight years by doing jobs that often required union membership, including as an orderly, paramedic and autoworker. He assumed he'd probably wind up back at a car plant, but after attending graduate school at Cornell on a scholarship, he joined a health maintenance organization, SelectCare, that a friend from Detroit was starting. After helping the HMO become one of the largest in the region, he joined New York Life Insurance and Cigna, before arriving at Aetna in 2003.

That set him on the health care path, where he's stood out for being neither very CEO-like nor hardly the union guy he once was. He says he didn't know "summer" was a verb until he became a CEO. But he didn't head to the Hamptons or start summering anywhere just because he took over at the top.  Instead, “I hang out with my buddies on motorcycles and cruise around," Bertolini told an audience at the Peterson Institute for International Economics in April.

Bertolini, whose motorcycle is specially fitted so he doesn't have to use his irreparably damaged left hand, likes to ride with son Eric, who is now a principal with the financial services company State Street in Boston. Daughter Lauren is director of platform products at Gawker Media.

His slightly more than 11,000 Twitter followers get frequent updates on his life, such as from the Rolling Thunder motorcycle rally near the Pentagon in May or the tweet with a rainbow flag at Aetna headquarters on June 29, the day the Supreme Court affirmed the right for gays to marry.

 'That's absurd!'

Bertolini was in Washington earlier this year to talk about wages and corporate behavior, namely his view that corporations should help re-establish the middle class in this country.
And then he proceeded to be characteristically straightforward — recounting what he asks other CEOs about their lowest-paid workers: "Do you feel good about how they're living their lives?"

Jack Rowe, a physician who was Aetna's CEO when Bertolini was hired to head the company's pharmacy benefits, recalls one of the first meetings Bertolini attended. After Rowe made a point, he heard someone say, "That's absurd!" — unusual both for its presumptuousness and candor.
"Fortunately for him, I came in from academia," says Rowe, a professor at Columbia University's Mailman School of Public Health. "I'm willing to argue about the merits of X or Y."
So the then-current and future CEOs got into an extended debate of the "philosophy of the absurd," touching on Freud and existentialism, Rowe says.
"The rest of the executives were sitting open-mouthed," says Rowe. "That, in a nutshell, is Mark Bertolini."

Important Information For Investors And Stockholders

This website does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna. The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form

10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

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This website contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this website regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s revenue and operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual

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